Exhibit 4.1

Description of the Registrant’s Securities Registered Pursuant to
Section 12 of the Securities Exchange Act of 1934, as amended

The common stock, par value $0.0001 per share (“Common Stock”), of EastGroup Properties, Inc., a Maryland corporation (the “Company”), is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock. These descriptions are in all respects subject to and qualified in their entirety by, and should be read in conjunction with, the applicable provisions of the Articles of Incorporation of the Company (the “Charter”) and the Amended and Restated Bylaws of the Company (the “Bylaws”) (each of which is incorporated herein by reference) and the applicable provisions of the Maryland General Corporation Law (“MGCL”).

Dividends and Rights upon Liquidation. Subject to the preferential rights of any shares of preferred stock currently outstanding or subsequently classified and to the provisions of the Charter regarding restrictions on transfer and ownership of shares of Common Stock, a holder of Common Stock is entitled to receive dividends, if, as and when authorized and declared by the Company’s Board of Directors (the “Board”), out of the Company’s assets that the Company may legally use for distributions to stockholders. A holder of Common Stock is also entitled to share ratably in the Company’s assets that may legally be distributed to the Company’s stockholders in the event of the Company’s liquidation, dissolution or winding up after payment of, or adequate provision for, all of the Company’s known debts and liabilities. The Company currently pays regular quarterly distributions on the Common Stock.

Relationship to Preferred Stock and Other Shares of Common Stock. The rights of a holder of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. The Board may cause preferred stock to be issued to obtain additional capital, in connection with acquisitions, to the Company’s officers, directors and employees pursuant to benefit plans or otherwise and for other corporate purposes.

A holder of Common Stock has no preferences, conversion rights, sinking fund, redemption rights, or preemptive rights to subscribe for any other securities of the Company. Subject to the provisions of the Charter regarding restrictions on ownership and transfer, all shares of Common Stock have equal distribution, liquidation, voting and other rights.

Voting Rights. Except as may otherwise be required by law, a holder of Common Stock has one vote per share on all matters submitted to a vote of the Company’s stockholders, including the election of directors.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The Company’s Charter provides that such actions need to be approved by a majority of the votes entitled to be cast on the matter. However, any merger, consolidation, share exchange, recapitalization, dissolution, sale of all or substantially all of the Company’s assets, or any amendment to the provisions of the Charter regarding the Board, indemnification of the Company’s directors and officers or amendment of the Charter must be approved by at least two-thirds of the Company’s Board. Additionally, no amendment to the Charter may be made that would, (i) in the determination of the Board, cause the Company not to qualify as a real estate investment trust, (ii) amend the provisions of the Charter regarding removal of directors, (iii) amend the provisions of the Charter regarding the indemnification of directors and officers, (iv) amend the Charter’s amendment provisions, or (v) impose cumulative voting in the election of directors, in each case, unless approved by the holders of not less than 80% of the votes entitled to be cast on the matter.

The Charter and the Bylaws do not allow for cumulative voting in the election of directors, and a majority of the votes cast in an election for a director is sufficient to elect a director. However, if there are more candidates for director than there are board seats to be voted upon, directors shall be elected by a plurality of the votes cast.

Stockholder Liability. Under Maryland law applicable to Maryland corporations, holders of Common Stock will not be liable as stockholders for the Company’s obligations solely as a result of their status as stockholders of the Company.

Transfer Agent. The registrar and transfer agent for shares of the Common Stock is Equiniti Trust Company.

The Maryland Business Combination Statute. Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. The MGCL defines an interested stockholder as any person who beneficially owns, directly or indirectly, ten percent or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of, directly or indirectly, ten percent or more of the voting power of the then outstanding voting stock of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The corporation’s board of directors may provide that its approval is subject to compliance with any terms and conditions determined by the board of directors.
After the five-year prohibition, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least:
•80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholders with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.
These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.
These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. The Board has adopted resolutions exempting any business combination between the Company and any other person or entity from the business combination provisions of the MGCL. The Bylaws provide that such resolutions may only be revoked, altered or amended, and the Board may only adopt any resolution inconsistent with a prior resolution of the Board that exempts any business combination (as defined in Section 3-601(e) of the MGCL) between the Company and any other person, whether identified specifically, generally or by type, from the business combination provisions of the MGCL, with the affirmative vote of a majority of the votes cast on the matter by the holders of the issued and outstanding shares of Common Stock.
As a result of the Company’s decision not to be subject to the business combinations statute, an interested stockholder may be able to effect a “business combination” without complying with the requirements discussed above, which may make it easier for stockholders who become interested stockholders to consummate a business combination involving the Company.
The Maryland Control Share Acquisition Statute. The Company has elected in its Bylaws not to be subject to the “control share acquisition” provisions of the MGCL (sections 3-701 through 3-710). If the Company wants to be subject to these provisions, the Bylaws would need to be amended. Such amendments would require (a)  a vote of two-thirds of the Board of Directors and the affirmative vote of a majority of the votes cast on the matter by the Company’s stockholders or (b) the affirmative vote of a majority of the votes entitled to be cast by the Company’s stockholders pursuant to a binding proposal submitted for approval by an eligible stockholder at an annual or special meeting of stockholders.
The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” entitle their holders to no voting rights except to the extent approved at a special stockholder meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation, or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
•one-tenth or more but less than one-third,
•one-third or more but less than a majority, or
•a majority or more of all voting power.
Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
The control share acquisition statute does not apply (i) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (ii) to acquisitions approved or exempted by a provision in the charter or bylaws of the corporation and adopted at any time before the acquisition of the control shares.
Because the Company is not subject to these provisions at this time, stockholders who acquire a substantial block of Company common stock do not need approval of the other stockholders before exercising full voting rights with respect to their shares on all matters. This may make it easier for any of these control share stockholders to effect a business combination with the Company.
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